GREYHOUND LINES, INC.
                           15110 North Dallas Parkway
                                   Suite 600
                              Dallas, Texas 75248
                                 (972) 789-7000
                              (972) 387-1874 (fax)




                           June 17, 1997

VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

           Re:  Withdrawal of Registration Statement
                (No. 333-23975)

Ladies and Gentlemen:

      In accordance with Rule 477 under the Securities Act of 1933, as amended, Greyhound Lines, Inc. (the "Company") hereby files this application to withdraw its Registration Statement on Form S-3 (No. 333-23975) (the "Shelf Registration Statement"). As disclosed therein, the Shelf Registration Statement was filed in connection with the sale from time to time of shares of the Company's common stock (the "Acquisition Shares") to be issued to the stockholders' of ASI Associates, Inc. ("ASI") as partial consideration for the Company's acquisition of such stockholders shares of ASI.


      Pursuant to the Stock Purchase Agreement between the Company and the ASI stockholders, the Company has the option in lieu of delivering all or any part of the Acquisition Shares to pay additional cash consideration for the shares of ASI. The Company has elected to exercise this cash option with respect to a significant portion of the Acquisition Shares and, in connection therewith, the ASI stockholders have agreed to release the Company from its obligations to register the sales of the Acquisition Shares by the ASI stockholders.


      As the Company is no longer obligated to register the sales of the Acquisition Shares on behalf of the ASI stockholders under the Shelf Registration Statement, the Company desires to withdraw the Shelf Registration Statement and, accordingly, submits this application for withdrawal. Pursuant to Rule 477 under the Act, the Company requests that






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Securities and Exchange Commission
June 17, 1997
Page 2


the Securities and Exchange Commission (the "Commission") determine that the withdrawal of the Shelf Registration Statement is consistent with the public interest and the protection of investors and enter its order granting such withdrawal.


      In addition to the Shelf Registration Statement, the Company currently has on file with the Commission a Registration Statement on Form S-3 (No. 333-27367) relating to the sale by certain selling stockholders of their shares of the Company's 8-1/2% Convertible Exchangeable Preferred Stock and a Registration Statement on Form S-4 (333-27267) relating to an offer to exchange the Company's 11-1/2% Senior Notes due 2007 (the "Pending Registration Statements"). Notwithstanding this application for the withdrawal of the Shelf Registration Statement, the Company would like to respond, in light of the Pending Registration Statements, to the unresolved comments of the Staff to the Shelf Registration Statement relating to documents incorporated by reference into such registration statement since such documents are also incorporated by reference into the Pending Registration Statements. In this regard, please make reference to comments 9-20 in the Staff's letter to the Company dated April 22, 1997 (the "Comment Letter"), subsequently reissued in the Staff's letter to the Company dated May 5, 1997. Set forth below are the Company's responses to such comments, which for convenience have been numbered to correspond to the numbers assigned in the Comment Letter.


Form 10-K for the FYE December 31, 1996
---------------------------------------


Item 1.  Business
-------  --------


      Environmental Matters
      ---------------------


      9. The Company has noted the Staff's comments and will modify its disclosure regarding the referenced matter in future filings. In this regard, please refer to the disclosure set forth in the sixth and seventh sentences of the paragraph captioned "Environmental Matters" in Note 3 to the Company's Interim Consolidated Financial Statements for the quarter ended March 31, 1997 filed with the Commission in the Company's Quarterly Report on Form 10-Q for such quarter.


      10. The Company's cost estimates for the clean-up and remediation of the noted sites are based upon reports from its environmental experts setting forth such experts estimates for the clean-up and remediation of such sites. Such experts estimates are derived based upon the experts evaluation of the nature and extent of the clean up or remediation required and the cost based upon experience of completing such clean up or remediation.







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Securities and Exchange Commission
June 17, 1997
Page 3


      11. The Company is not aware whether the Environmental Protection Agency has conducted its own independent surveys of the Company's sites which have been identified from time to time as potentially requiring clean-up or remediation. In the future, to the extent the Company is aware that the EPA has conducted an independent survey with respect to such a site, the Company will disclose such information in its filings. In future filings, the Company will disclose that there can be no assurance that the Company will not identify from time to time additional sites requiring potential clean-up or remediation.


Item 6.  Selected Consolidated Financial Information
-------  -------------------------------------------


      12. The Company has noted the Staff's comment, and in future filings, the Company will ensure that GAAP measures of cash flows are given equal prominence to EBITDA in the Selected Consolidated Financial Information of the Company.


Item 7.  Management's Discussion and Analysis of Financial Condition and
-------  ---------------------------------------------------------------
Results of Operations
---------------------


      13. The Company has noted the Staff's comment and will make the requested disclosure in future filings. In this regard, please refer to the second sentence in the third paragraph under the caption "Liquidity and Capital Resources" in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


      14. The Company has considered the Staff's comment regarding the Company's disclosure of its exposure to significant risks and uncertainties and believes that it has disclosed the risks and uncertainties which it considers to be material to the Company and its subsidiaries taken as whole. The Company, however, will note the Staff's comment for future filings. With respect to the Staff's comments regarding trends involving claims experience and the basis for claims accruals for self insured risk, the Company will make the requested disclosures in future filings. In this regard, please note the disclosure set forth in the second paragraph under the caption "Self Insurance" in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


      15. As stated in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, the Company retired its two previously outstanding interest rate swap agreements and does not currently have any such agreements outstanding. The Company does not otherwise actively hedge against interest rate risk. The Company, however, has noted the Staff's comments and, in the future, to the extent the Company actively hedges interest rate risk, the Company will make the requested disclosure where material.







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Securities and Exchange Commission
June 17, 1997
Page 4


Note 2.  Significant Accounting Policies.
-------  --------------------------------


Long-lived Assets
-----------------


      16. The Company has noted the Staff's comment and will modify its disclosure accordingly in future filings.


Note 8.  Property, Plant and Equipment
-------  -----------------------------


      17. The Company has noted the Staff's comment and will modify its disclosure accordingly in future filings.


Note 16.  Stock Option Plans
--------  ------------------


      18. The Company has noted the Staff's comment and will modify its disclosure accordingly in future filings.



Note 18.  Commitment and Contingencies
--------  ----------------------------


      19. The Company has noted the Staff's comment and will modify its disclosure accordingly in future filings.


      20. The Company has noted the Staff's comment and will modify its disclosure accordingly in future filings.







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Securities and Exchange Commission
June 17, 1997
Page 5



      If there are any questions with respect to the matters set forth in this letter, the Company requests that those questions be addressed to its counsel, Todd R. Chandler, of Weil, Gotshal & Manges LLP, at 100 Crescent Court, Suite 1300, Dallas, Texas 75201 (telephone: 214-746-7889; telecopier: 214-746-7777).



                                    Sincerely,

                                    GREYHOUND LINES, INC.

                                        /s/ Steven L. Korby
                                    ----------------------------------
                                    Steven L. Korby,
                                    Executive Vice President and Chief
                                    Financial Officer


cc:   Mark E. Southerst, Esq.
      Todd R. Chandler, Esq.
      Bertram K. Massing, Esq.